SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
  A Publicly Held Company
CNPJ/MF no 33.000.167/0001-01
NIRE no 33300032061

NOTICE OF SHAREHOLDERS’ MEETING

EXTRAORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS must comply with the provisions of Article 256 of Law No. 6.404/76, and hereby gives notice to Shareholders that an Extraordinary Assembly will be held on October 29, 2007 at 3:00 p.m. in the auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor in the City and State of Rio de Janeiro for the purpose of deliberating on the following matters:

(i)
Ratification of the “Share Purchase & Sale Agreement,” dated August 03 2007, signed between the indirect controlling shareholders of Suzano Petroquímica S.A. (public company headquartered at Av. Brigadeiro Faria Lima, 1355, 9 andar, São Paulo/SP, Taxpayer’s ID 04.705.090/0001-77), as the sellers, and PETROBRAS, as the buyer, together with the respective pertinent documents; and the appointment of a specialized company for assessment purposes, under the terms of § 1 of art. 256 of Lei No. 6.404/76.

The documents to be submitted to the Meeting are available to the shareholders at the Company’s registered offices (Avenida República do Chile, 65 - sala 2202-B – Shareholder Support).

For the purpose of the provisions of § 2 of art. 256 of Lei No. 6.404/76, the shareholder’s withdraw value, in consonance with art. 137 of the same law, will be R$23.64 (twenty-three Reais and sixty-four cents) per ordinary share. Considering the preferred shares issued by PETROBRAS and in circulation in the market comply with the liquidity and dispersion requirement provided for in item II of art. 137 of Law No. 6.404/76, holders of this class of shares may not exercise the right to the withdraw the mentioned § 2 of art. 256 provides for.

Shareholders who would like to be represented at the aforesaid Meetings must comply with the provisions of Article 126, Paragraph 1 of the Joint Stock Corporation Law and Article 13 of the Company’s Bylaws, presenting at the meeting, or, preferably by delivering, the appropriate proxy document containing specific powers to the above cited Shareholder Support Services room at the Company’s Head Office until 5:00 p.m. on October 26, 2007.

Rio de Janeiro, September 21, 2007.

     Dilma Vana Rousseff
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.